The Channel Tunnel Group Limited
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
Telephone: 01303 273300
Fax: 01303 850360

France-Manche S.A.
140-144 boulevard Malesherbes
75017 Paris
Téléphone: 01 43 18 62 00
Fax: 01 43 18 62 49

Internet: www.eurotunnel.com

02 FEB 21 AM 8:5

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

02015343

30 January 2002

SUPPL

Dear Sirs,

RE : Eurotunnel PLC (82-2999)/Eurotunnel SA (82-3000) : Rule 12g3 – 2 (b) under Securities Exchange Act, 1934

I enclose a recent announcement of revenue and traffic figures.

Yours faithfully,

D Leonard
Secretary

PROCESSED
MAR 0 5 2002
THOMSON
FINANCIAL

dlw 2/26

C:\DATA\WORD\Board\l-rule12g3-2(b)020130.doc

Eurotunnel is an association constituting a partnership and a société en participation between The Channel Tunnel Group Limited, Registered Office, as above, registered in England

EUROTUNNEL PLC / EUROTUNNEL SA

For release at 0730 hours

22 January 2002

2001 REVENUE & TRAFFIC
Transport revenues stable despite a difficult year

- **Freight service quality improved following major investments to protect the French terminal from asylum seekers**
- **Passenger traffic growth resumes in key market segments**
- **Continued growth in key freight market**

The fall of 6% in 2001 operating revenues is entirely due to the absence of telecommunications cable sales. Shuttle Service revenue has been robust in the face of particularly difficult external events: asylum seekers, foot-and-mouth disease, and the economic slowdown throughout 2001.

£ millions	2001 unaudited	2000 restated*	Variation 2001/2000	2000 published
Exchange rate £/EUR	1.631	1.631		1.630
Shuttle Services	310	314	- 2 %	315
Railways	211	208	+ 1 %	208
Transport activities	521	522	-	523
Non-transport activities	27	57	- 53 %	57
Operating revenue	**548**	**579**	**- 6 %**	**580**

* Operating revenues have been restated at an exchange rate of £1 = EUR 1.631 to permit a direct comparison with 2001.

Eurotunnel Shuttle Services

Revenue for Eurotunnel Shuttle Services was £310 million, a fall of 2% compared with 2000 at constant exchange rates.

Freight Shuttles
Eurotunnel's freight traffic grew by 6%, despite incursions by stowaways on the Coquelles terminal which seriously disrupted the freight service from the Spring. The impact on operating revenues is estimated at £20 million.

Market growth in 2001 was 7% on the Dover-Folkestone/Calais market and 10% on the short sea routes*, although this slowed in the fourth quarter to an estimated 4% and 6% respectively. Eurotunnel maintained market share on the Dover-Folkestone/Calais freight market. Prices were unchanged against 2000, although there was some yield dilution due to customer mix.

The significant security measures taken by Eurotunnel to secure the freight loading area have successfully restored service quality.

* Folkestone-Dover-Ramsgate/Calais-Zeebrugge-Dunkerque

Passenger Shuttles
Eurotunnel's car traffic fell by 9%, compared with a market decline of 6%. However, Eurotunnel's traffic in the high value market segments (short breaks and long-stay holidays) increased by 3%. The resulting improvement in mix led to a 6% increase in average yield. Coach traffic fell by 5%, against a market fall of 7%.

	2001	2000	Variation %	Total market*
Freight shuttles	1 197 771 trucks	1 133 146 trucks	+ 6 %	+ 7 %
Passenger shuttles	2 529 757 cars** 75 402 coaches	2 784 493 cars** 79 460 coaches	- 9 % - 5 %	- 6 % - 7 %

* Dover-Folkestone/Calais market
** including motorcycles, cars, trailers, caravans and campervans

Railways

Revenue from the Railways (£211 million) was stable (+ 1%), due to the minimum usage charge. Eurostar traffic fell by 3% compared with 2000 and the rail freight services fell by 17%.

	2001	2000	Variation %
Eurostar	6 947 135 passengers*	7 130 417 passengers*	- 3 %
Freight trains	2 447 432 tonnes	2 947 388 tonnes	- 17 %

* The passenger number given is for Eurostar passengers who travelled through the Channel Tunnel, and excludes passengers between Paris/Calais and Brussels/Lille.

Richard Shirrefs, Chief Executive, said:
"Our 2001 revenues have been impacted by the absence of sales of telecommunications cables and external factors including foot-and-mouth disease and the incursion of asylum seekers onto our terminal in Coquelles.
We have made significant progress in three key areas over the last few months by limiting the impact of asylum seekers on our service quality, increasing freight tariffs to a more realistic level, and achieving growth in our core passenger markets.
Eurotunnel's key target markets continue to grow despite the current economic uncertainty. The successes of the last few months mean that we are well positioned to compete in 2002."

ENDS

Note to Editors:
Eurotunnel's 2001 preliminary results will be announced on Monday 11 February 2002.

Media Enquiries:
Alison Bourgeois, Communications Director — **tel: 00 331 43 18 62 07**
Kevin Charles, Media Relations Manager — **tel: 01303 288728**
Eurotunnel Press Office — **tel: 01303 288737**
01303 288728
e-mail: press.uk@eurotunnel.com

Sue Pemberton, Citigate Dewe Rogerson — **tel: 020 7638 9571**

Investor Enquiries:
Steve Dixon, Investor Relations Officer — **tel: 01303 283748**

News Release No. 784